Exhibit 99.1

Press Release	Media Contact
Matthias Link
T +49 6172 609-2872
matthias.link@fmc-ag.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

July 30, 2020

Fresenius Medical Care delivers very strong second quarter results

•                      Solid revenue growth continued

•                      Significant net income growth

•                      Exceptionally positive free cash flow development

•                      Financial targets for FY2020 confirmed inclusive of anticipated COVID-19 effects

Rice Powell, Chief Executive Officer of Fresenius Medical Care, said: “As anticipated, we saw the COVID-19 pandemic spread globally in the second quarter and continue to rise in Latin America and the U.S. In this challenging environment, the wide-ranging measures we took at a very early stage to ensure the continuity and quality of care for our patients are continuing to pay off. Together with the tireless efforts of our employees, these steps have given Fresenius Medical Care a strong performance in the first half of the year. This validates our core value proposition and the resiliency of our business model, which is grounded in our vertical integration strategy. Against this background and the anticipated financial net effect from COVID-19, we confirm our outlook for the financial year 2020. We continue to monitor further impacts of the pandemic and potential restrictions in the different markets.”

Key figures (IFRS)

	Q2 2020 EUR m	Q2 2019 EUR m	Growth yoy	Growth yoy, cc	H1 2020 EUR m	H1 2019 EUR m	Growth yoy	Growth yoy, cc
Revenue	4,557	4,345	5%	5%	9,045	8,478	7%	6%
Operating income	656	521	26%	24%	1,211	1,058	14%	12%
Net income(1)	351	254	38%	36%	634	525	21%	18%
Net income adjusted(1),(2)	351	250	40%	38%	634	536	18%	16%
Basic EPS (EUR)	1.20	0.84	43%	41%	2.15	1.72	25%	22%

cc = at constant currency, EPS = earnings per share

2020 targets confirmed: mid to high single digit growth rates

On the basis of the neutral net impact of COVID-19 in the first six months, Fresenius Medical Care continues to expect both revenue and net income to grow at a mid to high single digit rate in 2020. These targets are inclusive of anticipated COVID-19 effects, in constant currency, exclude special items(3) and are based on the adjusted results 2019 including the effects of the operations of the NxStage acquisition and the IFRS 16 implementation.

Measures to contain COVID-19 continued

Fresenius Medical Care continued its wide-ranging measures to fight COVID-19 in the second quarter. Thanks to the comprehensive protective measures taken at an early stage, Fresenius Medical Care was also able to maintain operations in its more than 4,000 dialysis centers worldwide without significant interruptions and minimizing the impact on patients. This was also made possible thanks to the use of telehealth solutions, which were applied — where necessary — to replace in-person with virtual patient interactions.

The COVID-19 pandemic affected people with advanced kidney disease and the resulting severity of illness generated an increase in hospitalization and mortality rates. In addition, the pandemic caused an interruption in routine medical visits and necessary hospitalization for many patients with advanced Chronic Kidney Disease (CKD) needing to consider renal

(1)              Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

(2)              For a reconciliation of adjusted figures, please refer to the table at the end of the press release

(3)              Special items are effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance.

replacement therapy. These two factors impacted the year-on-year growth for the second quarter.

Expansion in home dialysis

The expansion of home dialysis is a major growth area for Fresenius Medical Care. In the second quarter, the home dialysis offering in the Europe, Middle East and Africa (EMEA) region was expanded. The now-completed integration of the NxStage home dialysis products portfolio in the EMEA region enables Fresenius Medical Care to offer even more patients at-home treatment and a wider choice of treatment methods.

In North America, the number of home dialysis treatments increased by 15% compared to Q2 2019, with home hemodialysis treatments growing by 41%. June 2020 was the strongest month on record with regard to the number of patients being trained for home dialysis. This development will be supported by the rollout of additional 100 transitional care units to assist patients transitioning between modalities or returning to dialysis from transplants.

Patients, Clinics and Employees

As of June 30, 2020, Fresenius Medical Care treated 347,683 patients in 4,036 dialysis clinics worldwide. At the end of the second quarter, the Company had 124,736 employees (full-time equivalents) worldwide, compared to 119,631 employees as of June 30, 2019.

Solid revenue and strong income growth

Revenue increased by 5% to EUR 4,557 million (+5% at constant currency), with organic growth of 4%. Health Care Services revenue rose by 5% to EUR 3,614 million (+4% at constant currency), mainly driven by growth in same market treatments and contributions from acquisitions. Health Care Products revenue grew by 6% and amounted to EUR 943 million (+7% at constant currency). This increase was mainly due to higher sales of products for acute care treatments and disposables for in-center dialysis.

In the first half of 2020 revenue rose by 7% to EUR 9,045 million (+6% at constant currency). Organic growth amounted to 4%. Health Care Services revenue grew by 6% to EUR 7,209 million (5% at constant currency). Health Care Products revenue rose by 8% to EUR 1,836 million (+8% at constant currency).

Operating income increased by 26% to EUR 656 million (+24% at constant currency), resulting in an operating income margin of 14.4% (Q2 2019: 12.0%). Based on a strong underlying business performance, the increase in margin was largely due to the recovery of COVID-19 related negative effects experienced in the first quarter as well as ongoing cost saving measures.

Operating income for the first half increased by 14% to EUR 1,211 million (+12% at constant currency), resulting in a margin of 13.4% (H1 2019: 12.5%).

Net income(1) grew by 38% to EUR 351 million (+36% at constant currency). Adjusted net income increased by 40% (+38% at constant currency). Basic earnings per share (EPS) increased by 43% to EUR 1.20 (+41% at constant currency), driven by the earnings effects described above coupled with a decrease in the average weighted shares outstanding.

In the first half of 2020, net income increased by 21% to EUR 634 million (+18% at constant currency). EPS rose by 25% to EUR 2.15 (+22% at constant currency).

Exceptional cash-flow development

Fresenius Medical Care generated EUR 2,319 million of operating cash flow (Q2 2019: EUR 852 million) resulting in a margin of 50.9% (Q2 2019: 19.6%). The increase was largely driven by the U.S. federal government advanced payments under the CARES Act. In the first half of 2020, operating cash flow increased to EUR 2,903 million (H1 2019: EUR 928 million).

Free cash flow (net cash used in operating activities, after capital expenditures, before acquisitions and investments) amounted to EUR 2,103 million (Q2 2019: EUR 559 million), resulting in a margin of 46.1% (Q2 2019: 12.9%). In the first half of 2020, the company generated a free cash flow of EUR 2,407 million (H1 2019: EUR 435 million).

Regional developments

In North America, revenue increased by 6% to EUR 3,240 million (+4% at constant currency, +4% organic). The increase was supported in particular by organic growth in the Dialysis and Care Coordination business and contributions from acquisitions. For the first half, North America revenue rose by 8% to EUR 6,426 million (+5% constant currency, +4% organic).

Operating income grew by 42% to EUR 609 million (39% at constant currency), resulting in a margin of 18.8% (Q2 2019: 14.0%). Operating income margin increased mainly due to the recovery of COVID-19 related negative effects experienced in the first quarter, ongoing cost saving measures as well as lower costs for renal pharmaceuticals.

For the first half, operating income rose by 34% to EUR 1,073 million (31% at constant currency), resulting in a margin of 16.7% (H1 2019: 13.5%).

EMEA revenue increased by 6% to EUR 687 million (+8% at constant currency, +7% organic), supported by strong organic growth in the Health Care Products business, including higher sales of products for acute care treatment. For the first half, EMEA revenue rose by 5% to EUR 1,366 million (+6% at constant currency, +5% organic).

Operating income for the EMEA region decreased by 19% to EUR 78 million (-19% at constant currency), resulting in a margin of 11.3% (Q2 2019: 14.9%). The decrease in operating margin was mainly due to an unfavorable impact from an impairment of a license held by the joint venture with Vifor Pharma, based on an unfavorable clinical trial for the drug CCX-140. For the first half, operating income decreased by 24% to EUR 179 million (-23% at constant currency), resulting in a margin of 13.1% (H1 2019: 18.0%).

In Asia-Pacific, revenue decreased by 2% to EUR 450 million (-2% at constant currency, -1% organic). The growth was impacted by the effect of closed or sold clinics and a decrease in organic revenue in the Care Coordination business, driven by COVID-19. For the first half, revenue rose by 1% to EUR 893 million (stable at constant currency, +0% organic).

Operating income decreased by 9% to EUR 63 million (-10% at constant currency), resulting in a margin of 14.1% (Q2 2019: 15.1%). The decrease in margin was mainly due to impacts from the COVID-19 pandemic. For the first half, operating income decreased by 15% to EUR 140 million (-15% at constant currency) resulting in a margin of 15.7% (H1 2019: 18.5%).

Latin America revenue decreased by 2% to EUR 170 million (+24% at constant currency, +18% organic). For the first half, revenue rose by 1% to EUR 338 million (+24% constant currency, +17% organic).

Operating income increased by 85% to EUR 11 million (+110% at constant currency), resulting in a margin of 6.4% (Q2 2019: 3.4%). For the first half, operating income increased by 3% to EUR 18 million (+11% at constant currency), resulting in a margin of 5.3% (H1 2019: 5.2%).

Virtual Annual General Meeting

Fresenius Medical Care has postponed its Annual General Meeting to August 27, 2020. With that, the resolutions regarding the allocation of the distributable profit and the payout of the dividend has also been postponed. The proposed dividend remains unchanged at €1.20 per entitled share.

Conference call

Fresenius Medical Care will host a conference call to discuss the results of the second quarter and first half of 2020 on July 30, 2020 at 3:30 p.m. CEDT (UTC +2) / 09:30 a.m. EDT (UTC -4). Details will be available on the company’s website www.freseniusmedicalcare.com in the “Investors” section. A replay will be available shortly after the call.

Please refer to our statement of earnings included at the end of this news and to the attachments as separate PDF-files for a complete overview of the results for the second quarter and first half of 2020. Our 6-K disclosure provides more details.

Fresenius Medical Care is the world’s leading provider of products and services for individuals with renal diseases of which around 3.5 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,036 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 347,683 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Statement of earnings

	Three months ended June 30
				Change
in € million, except share data, unaudited	2020	2019	Change	at cc
Health Care Services	3,614	3,455	4.6%	4.0%
Health Care Products	943	890	6.0%	7.5%
Revenue	4,557	4,345	4.9%	4.7%

Costs of revenue	3,121	3,014	3.6%	3.7%
Gross profit	1,436	1,331	7.9%	7.0%
Selling, general and administrative	738	795	-7.2%	-7.4%
(Gain) loss related to divestitures of Care Coordination activities	(5)	(11)	-59.7%	-59.8%
Research and development	51	48	4.4%	3.4%
Income from equity method investees	(4)	(22)	-82.6%	-82.7%
Operating income	656	521	25.8%	24.0%
Operating income adjusted	656	517	27.0%	25.1%

Interest expense, net	92	114	-19.6%	-19.7%
Income before taxes	564	407	38.6%	36.2%
Income tax expense	137	92	48.6%	46.1%
Net income	427	315	35.7%	33.3%
Net income attributable to noncontrolling interests	76	61	24.8%	22.2%
Net income(1)	351	254	38.3%	36.0%
Net income(1) adjusted	351	250	40.3%	37.9%

Weighted average number of shares	292,733,283	303,456,178

Basic earnings per share	€1.20	€0.84	43.4%	41.0%
Basic earnings per share adjusted	€1.20	€0.82	45.4%	43.0%
In percent of revenue
Operating income	14.4%	12.0%
Operating income adjusted	14.4%	11.9%

(1) Attributable to shareholders of FMC-AG & Co. KGaA

For a reconciliation of adjusted figures, please refer to the table at the end of the press release.

Statement of earnings

	Six months ended June 30
				Change
in € million, except share data, unaudited	2020	2019	Change	at cc
Health Care Services	7,209	6,773	6.4%	5.2%
Health Care Products	1,836	1,705	7.7%	8.3%
Revenue	9,045	8,478	6.7%	5.8%

Costs of revenue	6,198	5,881	5.4%	4.8%
Gross profit	2,847	2,597	9.7%	8.2%
Selling, general and administrative	1,593	1,516	5.1%	4.2%
(Gain) loss related to divestitures of Care Coordination activities	(29)	(11)	153.7%	147.9%
Research and development	96	77	25.3%	23.8%
Income from equity method investees	(24)	(43)	-42.8%	-42.9%
Operating income	1,211	1,058	14.5%	12.4%
Operating income adjusted	1,211	1,074	12.8%	10.8%

Interest expense, net	196	222	-11.7%	-12.5%
Income before taxes	1,015	836	21.5%	19.0%
Income tax expense	237	193	23.0%	20.5%
Net income	778	643	21.0%	18.5%
Net income attributable to noncontrolling interests	144	118	21.8%	18.8%
Net income(1)	634	525	20.8%	18.5%
Net income(1) adjusted	634	536	18.3%	16.0%

Weighted average number of shares	295,287,813	305,048,922

Basic earnings per share	€2.15	€1.72	24.8%	22.4%
Basic earnings per share adjusted	€2.15	€1.76	22.2%	19.8%

In percent of revenue
Operating income	13.4%	12.5%
Operating income adjusted	13.4%	12.7%

(1) Attributable to shareholders of FMC-AG & Co. KGaA

For a reconciliation of adjusted figures, please refer to the table at the end of the press release.

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures

	Three months ended June 30		Six months ended June 30
in € million, unaudited	2020	2019	2020	2019
Operating performance on an adjusted basis

Revenue	4,557	4,345	9,045	8,478

Operating income	656	521	1,211	1,058
NxStage costs		4		20
Cost optimization costs		3		7
(Gain) loss related to divestitures of Care Coordination activities		(11)		(11)
Operating income adjusted	656	517	1,211	1,074

Net income(1)	351	254	634	525
NxStage costs		3		15
Cost optimization costs		2		5
(Gain) loss related to divestitures of Care Coordination activities		(9)		(9)
Net income(1) adjusted	351	250	634	536

(1) Attributable to shareholders of FMC-AG & Co. KGaA